UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-210698

Jack Cooper Holdings Corp.

Jack Cooper Specialized Transport, Inc.

Auto Export Shipping, Inc.

Axis Logistic Services, Inc.

 Jack Cooper CT Services, Inc.

Jack Cooper Rail and Shuttle, Inc.

Auto Handling Corporation

Jack Cooper Logistics, LLC

Jack Cooper Transport Company, Inc.

Pacific Motor Trucking Company

CarPilot, Inc.

(Exact name of registrant as specified in its charter)

1100 Walnut Street, Suite 2400

Kansas City, Missouri 64106

(866) 983-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.25% Senior Secured Notes due 2020

Guarantees of 9.25% Senior Secured Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record of 2020 Notes as of the certification or notice date: 12

Approximate number of holders of record of 2020 Notes as of the beginning of the Company’s current fiscal year: 34

On May 11, 2016, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (Commission File No. 333-210698) filed by the registrant related to the issuance of 9.25% Senior Secured Notes due 2020 (the “2020 Notes”) and Guarantees of 9.25% Senior Secured Notes due 2020 (the “2020 Notes Guarantees” and, collectively with the 2020 Notes, the “Securities”) in exchange for notes originally issued under Rule 144A on June 18, 2013 and January 7, 2014. The Securities were governed by that certain indenture, dated as of June 18, 2013 (as supplemented, the “Indenture”), among the Company, as issuer, the subsidiary guarantors party thereto and the Trustee and Collateral Agent.

As of the beginning of the Company’s current fiscal year, and as of the date hereof, there were less than 300 holders of the 2020 Notes. Since the beginning of the Company’s current fiscal year, the Company has continued filing reports with the SEC as a voluntary filer. On June 30, 2017, the Company, the guarantors party to the Indenture and the Trustee executed a fourth supplemental indenture (the “Supplemental Indenture”) to the Indenture. The Supplemental Indenture removed substantially all restrictive covenants, including the Company’s financial reporting obligations. Following the filing of this notice on Form 15, the Company no longer intends to file reports with the SEC as a voluntary filer.

Pursuant to the requirements of the Securities Exchange Act of 1934, Jack Cooper Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 10, 2017	Jack Cooper Holdings Corp.

		By:	/S/Kyle Haulotte
		Name:	Kyle Haulotte
		Title:	Chief Financial Officer